Exhibit 1

To the Holders of
Trust Investment Enhanced Return SecuritiesSM
Corporate Bond-Backed Certificates, Series APA 1997-8
      ZTF Class
      Amortizing Class

Pursuant to Section 4.2 of the Trust Agreement, U.S. Bank Trust National Association, formerly First Trust of New York, National Association, as Trustee for the TIERS Corporate Bond-Backed Certificates Trust, Series APA 1997-8, hereby gives notice with respect to the Distribution occurring on August 15, 1999 (the "Distribution Date") as follows:

1. The amount of the distribution payable to the Certificate holders of each class of Certificates on the Distribution Date allocable to principal and premium, if any, and interest expressed as a dollar amount per $1,000 original face amount of securities, is as set forth below:

Class            Principal      Interest        Total Distribution

ZTF Class        $0.00          $0.00           $0.00
Amortizing Class $5.520252      $14.982228      $20.50248

2. The amount of aggregate interest due and not paid as of the Distribution Date is $0.00.

3. No fees have been paid to the Trustee or any other party from the proceeds of the Term Assets.

4. The aggregate stated principal amount of the Chrysler Corporation 7.3/8% Debentures due August 15, 2047 held for the above trust (the "Term Assets") is $32,288,000. The Term Assets are currently rated Baa12 by Moody's Investors Service, Inc. and BBB+ by Standard and Poor's Ratings Group.

5. The Aggregate Certificate Principal Balance of each class of Certificates at the close of business on the Distribution Date is set forth below:

Class               Principal Balance

ZTF Class           $32,288,000.00
Amortizing Class    $23,780,479.30

                    U.S. Bank Trust National Association




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